Exhibit 99.1

Collarini Associates 3100 Wilcrest Drive, Suite 140 Houston, Texas 77042 Tel. (832) 251-0160 Fax (832) 251-0157 www.collarini.com

January 17, 2011

Mr. Andy Clifford

Saratoga Resources, Inc.

67201 Industry Lane

Covington, Louisiana 70433

Dear Mr. Clifford:

In accordance with your request and to enable Saratoga Resources, Inc. to satisfy the requirements of Saratoga’s annual reporting, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2011, to the interest of Saratoga Resources, Inc. in and related to various fields located in South Louisiana.  The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4–10 of Regulation S – X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008.  Estimates of probable and possible reserves and the future revenue therefrom are optional by Regulation S - X, and are included herein at your request.  It is estimated these volumes represent 100% of Saratoga’s total proved reserves.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the Saratoga Resources, Inc. interest, as of January 1, 2011, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve Category	Oil (MBO)	Gas (MMCF)	Undiscounted	Present Worth at 10%
Proved
Producing	1,501	3,308	36,669	45,533
Shut-in	35	38	2,784	2,451
Behind Pipe	1,121	1,767	54,921	38,813
Undeveloped	5,222	55,763	393,273	229,171
Total Proved	7,879	60,876	487,646	315,968

Probable*
Incremental Producing	26	37	1,832	1,654
Shut-in	61	337	3,815	3,092
Behind Pipe	760	4,784	61,882	41,044
Undeveloped	3,357	32,886	309,461	142,499
Total Probable	4,204	38,044	376,989	188,289

Possible*	13,147	101,737	1,227,107	449,722

*

Probable and possible reserves have not been discounted for the risk associated with future recovery.  See reserve definitions following this letter.

Saratoga Resources, Inc.

January 17, 2011

Page Two

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes.  Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes.  The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S - X.  This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Reserves in this report were estimated using all applicable engineering and geological data available such as, but not limited to, historic production volumes, initial flow test information, flowing tubing pressures, shut-in tubing pressures, bottomhole pressures, repeat formation test data, pressure- volume-temperature fluid analysis, geological well logs, sidewall core analysis, and whole core analysis at the time the report was conducted.

The reserve volumes and their respective classifications and categorizations were estimated by performance methods, volumetric methods, analogy, or combination of methods.  Performance methods generally included decline-curve analysis and material balance analysis where representative data was available.  Volumetric estimates generally included a combination of geological and engineering interpretations, while analogy methods included reserve estimates from historical performance of similar wells and reservoirs in the field or nearby fields.

Proved reserve classifications were determined based on the “reasonable certainty” of recovering the estimated volumes or more.  The proved reserve categorizations were based on the stage of maturity and development of the respective proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Based on gross oil equivalent barrels, approximately 100 percent of Saratoga's proved reserves are located in the North America, United States, South Louisiana.  Saratoga's proved reserves are approximately 21 percent developed and 79 percent undeveloped.

Saratoga's South Louisiana proved developed reserves are approximately 52 percent proved producing and 48 percent proved non-producing.  The proved producing reserves were estimated by 89 percent performance methods and 11 percent volumetric methods. Proved non-producing reserves were estimated by 83 percent volumetric methods, 14 percent performance, and 3 percent analogy. Proved undeveloped reserves were estimated by 100 percent volumetric methods.  These estimates are based on gross oil equivalent barrels that Saratoga holds an interest in.

A detail description of methodology used in estimating reserves for each well and reservoir in each field is tabulated in the respective field section under “Reserve Summary” included in the detailed report.

Saratoga Resources, Inc.

January 17, 2011

Page Three

Hydrocarbon prices used in this report are based on SEC price parameters using the average prices received on the first of each month during the 12-month period prior to the ending date of the period covered in this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period.  The product prices used to determine future gross revenue for each field were determined by applying benchmark pricing as describe above then adjusted by “differentials” only to the extent provided by SEC guidelines.  These “differentials” generally adjust the benchmark prices on a field by field basis to account for product quality, transportation, and marketing. The “differentials” were provided to Collarini Associates in detail from Saratoga.  Collarini accepted the “differentials” as factual data and did not confirm the accuracy of these adjustments.  The following table summarizes by major geographic region the “average benchmark prices” and the “average realized price” after the appropriate “differentials” were applied.

Geographic Region	Product	Price Reference	Avg Benchmark Price	Avg Realized Price
North America
United States
South Louisiana	Oil/ Condensate	WTI Cushing	$79.43/Bbl	$78.79/Bbl
	Gas	Henry Hub	$4.376/MMBtu	$5.11/MCF

Future development costs included in this report were provided to Collarini Associates by Saratoga and accepted as factual data.  Collarini Associates reviewed, for reasonableness, the estimated future development cost, plug and abandonment cost, and their respective timing for each well, reservoir, and field.  Collarini did not; however, confirm the accuracy of these expenditures.  These costs are tabulated in the respective field section under “Forecast of Expenditures” included in the detailed report.  These costs are held constant and not escalated.

Operating costs are based on actual expenses, as provided by Saratoga Resources, Inc.  Collarini did not confirm the accuracy of these expenses.  These current expenses are held constant through the life of the property.  These costs include processing fees where applicable.  Estimated lease fuel-gas usage has been included as a reduction to produced volume in the cash flow forecast.

Collarini Associates utilized all data, appropriate methods, and procedures deemed necessary to conduct and finalize this report to conform to all standards and definitions promulgated in Section 210.4-10 of regulation S–X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008.

The reserves presented in this report are estimates only and should not be construed as being exact quantities.  They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts.  Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report.  Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

Saratoga Resources, Inc.

January 17, 2011

Page Four

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed.  The data used in our estimates were obtained from Saratoga Resources, Inc. and from sources which provide publicly accessible data and are considered accurate.

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates.  A visual inspection of the properties themselves was not considered necessary for the purpose of this report.  No assessment of compliance with environmental regulations or future liability for site remediation was made.  We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,

COLLARINI ASSOCIATES

Mitch Reece, P.E.

President

LDP/dbc

Collarini Engineering Inc.

Texas Board of Professional Engineers Registration F-5660